Fanbase Social Media, Inc.



ANNUAL REPORT

976 Jefferson St. NW Suite I

Atlanta, GA 30318

0

fanbase.app

This Annual Report is dated April 26, 2021.

BUSINESS

Fanbase is a subscription-based social network that allows users to follow creators for FREE and also subscribe to the same user for the recurring price of $3.99 a month to exclusive content they create.

Fanbase also provides the ability to "Like" and "Love" content. "Likes" are FREE engagement but when you "Love" a post you tip the content creator half a penny. Users buy "Love" in packs of 100, 500, or 1000 for .99¢, $4.99, and $9.99. Use "Love" for photos, unlocking exclusive posts one at a time or gifting while a user is broadcasting live. Everyone can create a Fanbase profile and monetize their own content. The platform takes 20% of all revenue from in-app purchases generated by users buying subscriptions and loves.

Fanbase was originally founded as an LLC in Georgia in December 2018 and converted from an LLC to C-Corp on October 4th, 2019.

Previous Offerings

Between 2020 and 2019, we sold 1,354,767 shares of common stock in exchange for $4.00 per share under Regulation Crowdfunding.

None

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

See above

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $696,650.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

See above

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

See above

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

See above

RELATED PARTY TRANSACTIONS

See above

OUR SECURITIES

Our authorized capital stock consists of 50,000,00 shares of common stock and 25,000,000 shares of preferred stock, par value $.01 per share. As of December 31, 2020, 6,354,767 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2021.

Fanbase Social Media, Inc.

By   /s/ *Isaac Hayes*

      Name: Isaac Hayes

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

FANBASE SOCIAL MEDIA, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Fanbase Social Media, Inc.
Index to Financial Statements
(unaudited)

To the Board of Directors of
Fanbase Social Media, Inc.
Atlanta, Georgia

Opinion

We have audited the financial statements of Fanbase Social Media, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fanbase Social Media, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Fanbase Social Media, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Fanbase Social Media, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fanbase Social Media, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fanbase Social Media, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 15, 2021
Los Angeles, CA 90034

FANBASE SOCIAL MEDIA, INC.
BALANCE SHEET

	December 31,		
	2020		**2019**
ASSETS			
Current assets:			
Cash	$ 696,650	$	8,238
Total assets	$ 696,650	$	8,238
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 99,902	$	-
Due to related parties	51,466		-
Total liabilities	151,368		-
Stockholders' equity:			
Preferred stock, $0.01 par value, 25,000,000 shares designated, no shares issued or outstanding	-		-
Class A voting common stock, $0.01 par value, 42,500,000 shares designated, 4,750,000 shares issued and outstanding as of both December 31, 2020 and 2019	47,500		47,500
Class B non-voting common stock, $0.01 par value, 7,500,000 shares designated, 1,604,767 and 250,000 shares issued and outstanding as of December 31, 2020 and 2019	16,048		2,500
Additional paid-in capital	738,087		(4,105)
Subscription receivable	(45,648)		-
Accumulated deficit	(210,705)		(37,657)
Total stockholders' equity	545,282		8,238
Total liabilities and stockholders' equity	$ 696,650	$	8,238

See accompanying notes, which are an integral part of these financial statements.

FANBASE SOCIAL MEDIA, INC.

STATEMENT OF OPERATIONS

		Year Ended December 31,		
		2020		**2019**
Revenue	$	13,777	$	12,616
Cost of revenue		14,022		7,300
Gross profit (loss)		(245)		5,316
Operating expenses:				
Research and development		87,403		41,722
Sales and marketing		5,500		-
General and administrative		79,900		1,250
Total operating expenses		172,803		42,973
Loss from operations		(173,048)		(37,657)
Provision for income taxes		-		-
Net loss	$	(173,048)	$	(37,657)
Weighted average common shares outstanding - basic and diluted		5,103,927		1,171,918
Net loss per common share - basic and diluted	$	(0.03)	$	(0.03)

See accompanying notes, which are an integral part of these financial statements.

FANBASE SOCIAL MEDIA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Membership Interests	Preferred Stock Shares	Preferred Stock Amount	Common Stock Class A Voting Shares	Class A Voting Amount	Class B Non-Voting Shares	Class B Non-Voting Amount	Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
Balances at December 31, 2018	$ 35,895	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ 35,895
Conversion from LLC to C corporation	(35,895)	-	-	4,750,000	47,500	-	-	(11,605)	-	-	-
Issuance of common stock	-	-	-	-	-	250,000	2,500	7,500	-	-	10,000
Net loss	-	-	-	-	-	-	-	-	-	(37,657)	(37,657)
Balances at December 31, 2019	-	-	-	4,750,000	47,500	250,000	2,500	(4,105)	-	(37,657)	8,238
Issuance of common stock pursuant to Regulation CF	-	-	-	-	-	1,354,767	13,548	1,115,914	(45,648)	-	1,083,813
StartEngine issuance costs	-	-	-	-	-	-	-	(373,721)	-	-	(373,721)
Net loss	-	-	-	-	-	-	-	-	-	(173,048)	(173,048)
Balances at December 31, 2020	-	-	$ -	4,750,000	$ 47,500	1,604,767	16,048	$ 738,087	$ (45,648)	$ (210,705)	$ 545,282

See accompanying notes, which are an integral part of these financial statements.

7

FANBASE SOCIAL MEDIA, INC.

STATEMENT OF CASH FLOWS

		Year Ended December 31,		
		2020		**2019**
Cash flows from operating activities:				
Net loss	$	(173,048)	$	(37,657)
Changes in operating assets and liabilities:				
Accounts payable		99,902		-
Net cash used in operating activities		(73,146)		(37,657)
Cash flows from financing activities:				
Related party advances		51,466		35,895
Proceeds from issuance of common stock, net of issuance costs		710,092		10,000
Net cash provided by financing activities		761,558		45,895
Net change in cash and cash equivalents		688,412		8,238
Cash at beginning of year		8,238		-
Cash at end of year	$	696,650	$	8,238
Supplemental disclosure of non-cash financing activities				
Common stock issued as equity issuance costs	$	21,251	$	-

See accompanying notes, which are an integral part of these financial statements.

1. **NATURE OF OPERATIONS**

Fanbase Social Media LLC was a limited liability company organized under the laws of Delaware on April 1, 2018. On September 30, 2019, the Company converted to a Delaware corporation under the name Fanbase Social Media, Inc. (the "Company"). The Company is a social network application that users can follow other users for free or subscribe to the same user for exclusive photos, video, live and longform content. It provides day one monetization for any user from the start allowing them to be themselves and not just create content to establish a large enough following to get paid from promoting other products and brands. The Company is headquartered in Atlanta, Georgia.

Fanbase is a subscription-based photo, video, live streaming, and long-form content social network that allows users to follow other users for FREE and also subscribe to the same user for a monthly fee to exclusive content they create. The platform monetizes photo, video, Livestream, and long-form content in a social network environment and anyone can be a creator on Fanbase. Subscriptions are bought in packs of 1, 3, or 5 for a monthly recuring subscription fee. Fanbase also provides the ability to like and love content. Likes are free engagement but when you "Love" a post you tip the content creator half a penny. Users also buy "Love" in packs of 100, 500, or 1000 for specific fees to use for loving photos, unlocking exclusive posts one at a time or gifting livestream engagement. Fanbase was created for the next generation. We believe there is no amount of innovation current platforms can do to attract the youth. The younger generation want their own platforms and there will always be a new market for them cause honestly kids don't want to be on the same apps as their parents. Fanbase is the foreseeable future of social media.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation

   The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31. The accompanying financial statements include the results of operations since the Company's inception in April 2018. The Company had limited operations in 2018.

   Use of Estimates

   The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

   Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

   Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The carrying values of the Company's assets and liabilities approximate their fair values.

Equity

In October, 2020, the Company effected a 5-for-1 forward stock split of its authorized, issued and outstanding common shares (see Note 3).   Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect these stock splits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generates revenue by earning a percentage of purchases from users within the Apple app store. Revenue is earned at a point in time as users purchase via the app store.

Cost of Revenue

Cost of revenue represents direct payouts to recipients who have earned the monies from other application users.

Research and Development Costs

Costs incurred in the research and development of the Company's application software are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive items outstanding as of December 31, 2020.

Recently Adopted Accounting Pronouncements

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. As the Company is a startup with little to no revenues, and market adoption of the software is limited, it was decided to conservatively account for any software implementation cost as expense as incurred.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. **RELATED PARTY TRANSACTIONS**

The Company's CTO is the owner of their primary vendor ConsultR. ConsultR is also a Class B shareholder of The Company's. ConsultR provides programming services in relation to the company's app. For the years ended December 31, 2020 and 2019 the company paid ConsultR fees associated with the development and programing of their app in the amounts of $48,441 and $0, respectively. These amounts are included in the research and development expenses on the income statement. As of December 31, 2020, accounts payable included $38,963 related to invoices payable to ConsultR.

During 2020, the Fanbase CEO advanced The Company working capital totaling $50,000. This amount is reported as a Due to Related Parties on the balance sheet as of December 31, 2020. This amount is being repaid to the CEO through periodic payments during 2021.

4. **STOCKHOLDERS' EQUITY**

The Company was initially a single member limited liability company who held 100% of the outstanding membership interests. During 2018, the member provided $35,895 in capital contributions.

Upon conversion to a corporation on September 30, 2019, all membership interests were converted to 950,000 Class A voting common shares and $26,395 in additional paid-in capital. The Company's certificate of incorporation authorized the Company to issue a total of 15,000,000 shares of capital stock, par value $0.01, including 5,000,000 shares designated as preferred stock, 8,500,000 shares designated as Class A voting common stock and 1,500,000 shares designated as Class B non-voting common stock.

In December 2019, the Company issued 50,000 shares of Class B common stock for gross proceeds of $10,000.

In October, 2020, the Company effected a 5-for-1 forward stock split of its authorized, issued and outstanding common shares. As of December 31, 2020, the Company's certificate of incorporation, as amended by the stock split, authorized the Company to issue a total of 75,000,000 shares of capital stock, par value $0.01, including 25,000,000 shares designated as preferred stock, 42,500,000 shares designated as Class A voting common stock and 7,500,000 shares designated as Class B non-voting common stock.

In 2020, the Company issued 1,354,767 shares of Class B non-voting common stock for gross proceeds of $1,062,562 pursuant to a Regulation CF offering. The Company incurred $373,721 in issuance costs related to the raise.

As of both December 31, 2020 and 2019, there were 4,750,000 shares of Class A voting common stock. As of December 31, 2020 and 2019, there were 1,604,767 and 250,000 shares of Class B non-voting common stock, respectively.

Each holder of the Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided that holders of Class A Voting Common Stock shall not be entitled to vote on any amendment to the certificate of that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation.

The holders of Class B Non-Voting Common Stock shall have no voting power and shall not be entitled to vote on any matter except as otherwise required by law or as otherwise expressly provided for in the certificate of incorporation. Except as otherwise provided herein, Class B Non-Voting Common Stock shall in all other respects carry the same rights and privileges as Class A Voting Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation). The affirmative vote of a majority of the outstanding shares of Class B Non-Voting Common Stock, voting separately as a class, shall be required to amend, alter or repeal any provision of the certificate of incorporation that significantly and adversely affects the powers, preferences or rights of the Class B Non-Voting Common Stock contained herein.

The Board of Directors of the Corporation (the "Board") is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

5. **INCOME TAXES**

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2020 and 2019, the Company had had net deferred tax assets before valuation allowance of $44,543 and $9,693, respectively, which were all attributable to net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the period ended December 31, 2020 and 2019 and no history of generating taxable income. Therefore, a valuation allowances of 44,543 and $9,693 was recorded as of December 31, 2020 and 2019, respectively.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $210,705.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020 and 2019 tax years remain open to examination.

6. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through April 15, 2021, the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Isaac Hayes, Principal Executive Officer of Fanbase Social Media, Inc., hereby certify that the financial statements of Fanbase Social Media, Inc. included in this Report are true and complete in all material respects.

Isaac Hayes

Principal Executive Officer